MOU on Framework of Co-operation between

Fuhrlander AG (Fuhrlander)

And

A-Power Energy Generation Systems, Ltd. (APWR)

(formerly Liaoning A-Power Energy Group)

2008-1-28

Preamble

With the accelerated globalization and regional economic collaboration, wind energy has become an important alternative energy in support of the countries' sustainable development and world market demand for wind turbines has increased significantly.  In view of the status quo, prospects and future trend of the wind turbine manufacturing markets in China, Germany and other countries of the world, Fuhrlander and A-Power intend to establish long-term cooperation in this regard.

Both parties agree to strengthening mutual cooperation and believe it is of strategic importance in ensuring sustainable and profitable growth in both domestic and international markets.

A-Power is an energy company registered in Shenyang, PRC China and listed on the U.S. Nasdaq stock market with the technical capability and financing required for the manufacturing of wind turbines.  Fuhrlander is registered in Waigandshain, Germany, with wind turbine technology and manufacturing facility, and is committed to the dissemination of wind turbine technology, manufacturing of wind turbines and further development of wind energy.  Both parties have reviewed and agree to the terms of long-term cooperation as laid out in this MOU.

I.	Principle

1.	Leverage technical, manufacturing and financial strength and synergy for the mutual benefits of both parties;

2.
Abide by relevant local statutory laws and regulations and strive to be socially responsible and environmental-friendly Enterprises committed to long-term, full-scope cooperation covering R&D (Research & Development), supply china, manufacturing, sales and marketing, etc.

II.	Term of Co-operation

Both parties aim at long-term cooperation.  For the 8 years from 2008 through 2015, there will be two 4-year plans, with the first 4-year plan formulated in 2008 and the second in 2011.  Subsequent 4-year plans will be prepared by October in the year preceding the next 4-year period.

III.	Scope of Cooperation

Both parties agree to long-term cooperation in the field wind turbine technology and manufacturing and other alternative, renewable energy.  Both parties commit to strong coordination and communication.  A-Power will help Fuhrlander leverage the ever-growing China market, Chinese supplier management and comparatively lower cost, A-Power's manufacturing facility in Liaoning, A-Power's financial and financing capability as a Nasdaq-listed public company, Fuhrlander contributes to this long-term co-op with its market/brand recognition, supply-chain management, technical know-how of FL2500 series wind turbine, manufacturing experience.  Together, both parties will strive for exemplary co-operation among Sino-German co-op enterprises.

In particular, both parties agree, on best effort's basis, to manufacture 2.5 MW wind turbines in Shenyang Facility with an aim to achieve production of 100 units for the year of 2008, of which Fuhrlander and A-Power each is entitled to 50 units to satisfy its respective customer need.

-	A-Power is responsible for securing the 100 unit sales orders in China

-	A-Power shall provide facility for the assembling, testing, inspection of the 100 units, including 50 of Fuhrlander

-
Fuhrlander may opt to re-export 50 units to its out-of-China customers, in which case Fuhrlander is responsible for the sales order, or Fuhrlander may sell the 50 units in China and A-Power will secure sales order accordingly.

-	In either of the above two cases, Fuhrlander shall be able to recognize revenue from the sales of 50 units and 100% the resulting after-tax profit.

-	Fuhrlander and A-Power are jointly responsible for world-wide sourcing of the components for the 100 units.

-	A-Power is responsible for financing the working capital required for the 100 units, including down payment and subsequent balance purchase cost payment.

-	Fuhrlander will provide on-site technical assistance at A-Power facility in Liaoning

-	The finished 100 units will be branded under Fuhrlander or jointly under Fuhrlander and A-Power

-	A-Power commits that, in addition to the above 100 units and upon Fuhrlander request, A-Power will provide capacity for the assembling of other wind turbines sold by Fuhrlander.

-
A-Power commits to scouting in China for wind turbine component suppliers and final selection will be jointly determined by both parties.  Selected suppliers will provide for both the A-Power facility in Liaoning and Fuhrlander's facility in Germany.

-	Fuhrlander commits to look for component suppliers in Germany to meet demands of both Fuhrlander and A-Power manufacturing facilities.

-	Both parties agree that wind turbine components can be sourced globally.

-	Both parties agree to modify its sourcing strategy according to the market changes through negotiations.

-
Both parties agree to utilize A-Power's facility in Liaoning as the manufacturing and sourcing base for Fuhrlander/A-Power global operation.  Fuhrlander is allowed to communicate A-Power's production facility as production base of Fuhrlander in China to the public.

Other details of co-op will be discussed in the first 4-year plan.

IV.	Communication and Coordination

To ensure smooth cooperation and communication:

1.	Both parties agree to meet at least once per year at the Chairman level to review and approve operation strategy and discuss other major issues associated with Fuhrlander/A-Power.

2.
Senior management of both parties encourages coordination and communication at various business operation functions.  Co-op progress report will be compiled and submitted to Chairmen for review and approval.

V.	Others

This MOU is executed on January 28, 2008 in Germany, six originals in total with each party in procession of three.

Fuhrlander AG	A-Power Energy Generation Systems, Ltd